

November 16, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Gilbert L. Danielson
Chief Financial Officer
Aaron's, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, GA 30305-2377

      Re: **Aaron's, Inc.**
             Form 10-K
             Filed March 2, 2015
             File No. 1-13941

Dear Mr. Danielson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 5. Market for Registrants Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 24

Issuer Purchases of Equity Securities, page 24

1. In future filings, please provide disclosure regarding the details of the company's publicly announced plans to repurchase shares, as required by Instruction 2 to Item 703(b) of Regulation S-K.

Compensation Discussion and Analysis, page 16

Base Salary, page 24

2. We note your disclosure that in 2014 Messrs. Kamerschen and Montanero did not receive salary increases. Please reconcile such disclosure with your Summary Compensation Table on page 34, which shows that both individuals received salary increases.

Certain Relationships and Related Transactions, page 62

Related Party Transactions, page 62

3. Please tell us why you did not disclose the lease payments paid by Aaron's, Inc. to Aaron Ventures I, LLC as detailed in Note 6. Indebtedness to the Financial Statements in your Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014. See Item 404(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Pigott, Staff Attorney, at (202) 551-3570 or, in his absence Pamela Long, Assistant Director, at (202) 551-3765.   Please contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551- 3854 or, the undersigned Accounting Branch Chief.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction